UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-12019

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, PA 19428-2380

Quaker Chemical Corporation
Retirement Savings Plan

Page Number
Report of Independent Registered Public Accounting Firm - December 31, 2012	1
Report of Independent Registered Public Accounting Firm - December 31, 2011	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 – 9

Additional Information*
Schedule I – Schedule of Assets (Held at End of Year)	10

*      Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	11

Exhibits
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm – December 31, 2012
Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm – December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Quaker Chemical Corporation Retirement Savings Plan
Conshohocken, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania
June 25, 2013

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Quaker Chemical Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan as of December 31, 2011, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
June 25, 2012

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2012		2011
Assets
Investments, at fair value
Registered investment companies:
Columbia Small Cap Growth Fund, Inc.	$2,432,158		$2,294,384
Vanguard 500 Index Fund Investor Shares	10,146,566	*	8,210,535	*
Vanguard Balanced Index Fund Investor Shares	2,370,555		1,614,161
Vanguard Extended Market Index Fund Investor Shares	2,654,373		1,991,372
Vanguard International Growth Fund Investor Shares	2,874,111		2,594,451
Vanguard Prime Money Market Fund	69		10
Vanguard Target Retirement 2005 Fund	—		175,975
Vanguard Target Retirement 2010 Fund	690,856		712,976
Vanguard Target Retirement 2015 Fund	1,344,885		1,118,086
Vanguard Target Retirement 2020 Fund	1,744,064		1,303,127
Vanguard Target Retirement 2025 Fund	1,701,564		1,432,782
Vanguard Target Retirement 2030 Fund	1,179,395		839,810
Vanguard Target Retirement 2035 Fund	810,441		508,968
Vanguard Target Retirement 2040 Fund	544,086		397,332
Vanguard Target Retirement 2045 Fund	369,449		248,461
Vanguard Target Retirement 2050 Fund	249,424		178,840
Vanguard Target Retirement 2055 Fund	73,427		35,245
Vanguard Target Retirement Income	1,055,279		481,356
Vanguard Total Bond Market Index Fund Investor Shares	6,059,927	*	5,087,168	*
Vanguard U.S. Growth Fund Investor Shares	2,031,872		1,646,176
Vanguard Windsor II Fund Investor Shares	2,317,291		2,067,483
Total registered investment companies	40,649,792		32,938,698
Vanguard Retirement Savings Trust	11,930,481	*	11,227,197	*
Quaker Chemical Corporation Stock Fund	17,306,162	*	12,992,743	*
Vanguard Brokerage Option:
Common stock	389,345		234,255
Registered investment companies	40,452		37,038
Total investments at fair value	70,316,232		57,429,931
Receivables:
Employer's contributions	104,898		114,304
Participant notes receivable	1,507,502		1,481,325
Total receivables	1,612,400		1,595,629

Total assets	71,928,632		59,025,560

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(600,610)		(519,891)

Net assets available for benefits	$71,328,022		$58,505,669

* Represents 5% or more of net assets available for benefits

The accompanying notes are an integral part of the financial statements

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended
	December 31,
	2012	2011
Additions
Investment income:
Interest and dividend income, investments	$1,601,379	$1,476,502
Net increase (decrease) in fair value of investments	8,525,662	(1,367,897)
	10,127,041	108,605

Interest income, participant notes receivable	63,164	64,025

Contributions:
Employer	2,072,146	1,881,245
Participant	3,618,924	3,182,256
	5,691,070	5,063,501

Total additions	15,881,275	5,236,131

Deductions:
Payment of benefits	3,058,922	4,735,688
Total deductions	3,058,922	4,735,688

Net increase	12,822,353	500,443

Net assets available for plan benefits:
Beginning of year	58,505,669	58,005,226
End of year	$71,328,022	$58,505,669

The accompanying notes are an integral part of the financial statements

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) provides only general information. The Plan document provides a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for certain U.S. employees of the Quaker Chemical Corporation (the “Company”) and adopting affiliates (AC Products, Inc.  (“AC”) and Epmar Corporation (“Epmar”)). The Plan is administered by the Pension Committee, which is appointed by the Company’s Board of Directors and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of the Company are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement.

Plan Amendments

In November 2012, the Plan was amended to reflect certain technical comments made by the Internal Revenue Service in connection with the Plan’s favorable determination letter application (see Note 7).

Contributions

Participants may elect to contribute on a before-tax and/or after-tax basis any whole percentage of their compensation, up to 50%, during the year, not to exceed the annual Internal Revenue Code limits.  At the discretion of the Pension Committee, the Plan matches 50% of each participant's contribution up to 6% of compensation.  In addition, the Plan provides for a non-elective nondiscretionary contribution on behalf of Company non-bargaining participants who have completed one year of service equal to 3% of the eligible participant's compensation.  All employer contributions may be allocated to the Company Stock Fund, at the sole discretion of the Pension Committee.  Participants may diversify the investment of Plan funds that are automatically invested in the Company Stock Fund.

The Company’s Board of Directors (AC’s Board of Directors with respect to AC participants) reserves the right to make future discretionary non-elective contributions, which are allocated on the basis of eligible participants’ applicable compensation. Upon completing one year of service, an eligible participant is eligible to receive discretionary non-elective contributions on the first day of the month coinciding with or next following the date on which the participant meets the one year of service requirement.  Epmar participants are not eligible for a discretionary non-elective contribution.

Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of Internal Revenue Code Section 414(v). No Company matching contributions are made with respect to catch-up contributions.

The Company makes its non-elective nondiscretionary contribution and a portion of its discretionary matching contribution in shares of Company common stock.  Non-cash contributions made by the Company were $1,601,138 and $1,499,789 in 2012 and 2011, respectively.

Participant Accounts

Each participant’s account is credited or deducted with the participant’s contribution and any applicable expenses and allocation of the Company’s contributions and any Plan earnings and losses.

Participant Notes Receivable

Participants may borrow from their fund accounts (other than amounts invested in the Company Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan generally may not exceed five years except for principal residence loans.  Interest rates on outstanding participant notes receivable at December 31, 2012 ranged from 4.25% to 9.75% and at December 31, 2011 ranged from 4.25% to 10.25%.  Principal and interest is paid ratably through periodic payroll deductions.

Payment of Benefits

Generally, upon separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the participant’s account.  In addition, a participant may elect to take an in-service distribution from their rollover account prior to reaching age 59 ½, and from all accounts upon reaching age 59 ½.  If a participant’s vested account balance exceeds $1,000, the participant may defer payment until the first of the month coincident with or next following attainment of age 65.

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

Hardship Withdrawals

Participants who receive a hardship withdrawal from their account will not be eligible to make contributions for six months following the receipt of the hardship withdrawal.

Vesting

Participants are fully vested in Company matching contributions, Company discretionary non-elective contributions, Company nondiscretionary non-elective contributions and employee deferrals plus actual earnings upon entering the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administration of Plan Assets

The Plan’s assets are held by the Trustee of the Plan.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the plan.   Substantially all administrative expenses, including the Trustee’s and audit fees, are paid directly by the Company.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Plan management determines the Plan’s valuation policies utilizing information provided by the Trustee.  Refer to Note 4 – Fair Value Measures for further information.

Purchases and sales of investments are recorded on a trade-date basis. Net increase (decrease) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Participant Notes Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  No allowance for credit losses has been recorded as of December 31, 2012 or December 31, 2011.  Delinquent notes receivable from participants are recorded as a distribution based on the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for investment options in various investment securities.  Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks.  Due to levels of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

NOTE 3 – VANGUARD RETIREMENT SAVINGS TRUST

The Vanguard Retirement Savings Trust (“VRST”) is composed of an investment in a trust which invests in fully benefit-responsive contracts.  Based on the Financial Accounting Standards Board’s (“FASB”) guidance, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the plan.

Contract value, as reported by VRST, represents contributions made under the contract, plus earnings, less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The difference between fair value and contract value of the underlying investments is reflected over time through the crediting rate formula provided for in the master trust’s investment contracts. The crediting interest rate is reset quarterly based on the performance of the underlying assets.  Certain events limit the Plan’s ability to transact at contract value, including: 1) Premature termination of the contracts by the Plan; 2) Plan termination; and 3) Bankruptcy of the Plan sponsor.  The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with Plan participants are probable of occurring.  Contract issuers may terminate and settle the contracts at other than contract value if there is a change in qualification status of a participant, sponsor or plan, a breach of material obligations under the contract and misrepresentation by the contract holder or failure of the underlying portfolio to conform to pre-established investment guidelines.

The Plan’s investment in the VRST is included in the Statements of Net Assets Available for Benefits at its fair value, which is adjusted to contract value on a separate adjustment line to derive net assets available for benefits.  The average yield earned by the VRST was 2.37% and 2.94% for the years ended December 31, 2012 and December 31, 2011, respectively, but the average yield that was earned by the VRST credited to the trust’s participants was 2.34% and 2.90% for the years ended December 31, 2012 and December 31, 2011, respectively.

NOTE 4 – FAIR VALUE MEASURES

The Plan applies the guidance of the FASB regarding fair value measurements, which establishes a common definition for fair value to be applied to guidance requiring use of fair value, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.  Specifically, the guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Registered Investment Companies

The shares of registered investment companies, which represent the net asset values of shares held by the Plan, are valued at quoted market prices in an exchange and active market and are classified as Level 1 investments.

Common Stock Fund

The common stock fund is comprised of investments in the Quaker Chemical Stock Fund, which is composed of shares of the Company and uninvested cash.  The shares of the Company are traded in an exchange and active market and are classified as a Level 1 investment.

Common Stock

Common stock is valued at quoted market prices in an exchange and active market, and is classified as a Level 1 investment.

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

Common/Collective Trust

Investment in the Vanguard Retirement Savings Trust is valued based upon the quoted redemption value of units owned by the Plan at year end.  Units of the trust are not available in an active exchange and active market, however, the fair value is determined based on the underlying investments in the Trust as traded in an exchange and active market and is classified as a Level 2 investment.

The valuation methodologies described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2012 and December 31, 2011, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at December 31, 2012
	Fair Value	Using Fair Value Hierarchy
	as of
Assets	December 31, 2012	Level 1	Level 2	Level 3
Large-capitalization registered investment companies	$14,504,573	$14,504,573	$—	$—
Mid-capitalization registered investment companies	2,654,373	2,654,373	—	—
Small-capitalization registered investment companies	2,432,158	2,432,158	—	—
Large-capitalization international registered investment companies	2,874,111	2,874,111	—	—
Fixed-income registered investment companies	6,059,927	6,059,927	—	—
Balanced fund registered investment companies	12,133,425	12,133,425	—	—
Small-capitalization common stock fund	17,306,162	17,306,162	—	—
Common stock	389,345	389,345	—	—
Money market fund registered investment companies	31,677	31,677	—	—
Common/collective trust	11,930,481	—	11,930,481	—

Total	$70,316,232	$58,385,751	$11,930,481	$—

		Fair Value Measurements at December 31, 2011
	Fair Value	Using Fair Value Hierarchy
	as of
Assets	December 31, 2011	Level 1	Level 2	Level 3
Large-capitalization registered investment companies	$11,935,497	$11,935,497	$—	$—
Mid-capitalization registered investment companies	1,991,372	1,991,372	—	—
Small-capitalization registered investment companies	2,294,384	2,294,384	—	—
Large-capitalization international registered investment companies	2,594,451	2,594,451	—	—
Fixed-income registered investment companies	5,087,168	5,087,168	—	—
Balanced fund registered investment companies	9,047,119	9,047,119	—	—
Small-capitalization common stock fund	12,992,743	12,992,743	—	—
Common stock	234,255	234,255	—	—
Money market fund registered investment companies	25,745	25,745	—	—
Common/collective trust	11,227,197	—	11,227,197	—

Total	$57,429,931	$46,202,734	$11,227,197	$—

NOTE 5 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as trustee for plan investments. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.  Fees incurred by the Plan for investment management services are included in the net increase (decrease) in the fair value of investments.

 Participant notes receivable qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Quaker Chemical Corporation

Retirement Savings Plan
Notes to Financial Statements – Continued

NOTE 6 - INVESTMENTS

The Plan’s investments, which include gains and losses on investments bought and sold as well as held during the year, increased (decreased) in value as follows:

	For the Year Ended
	December 31,
	2012	2011
Registered investment companies	$3,499,164	$(891,009)
Common stock	5,026,498	(476,888)
	$8,525,662	$(1,367,897)

NOTE 7 – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated September 27, 2012, which updates the letter dated December 4, 2003, that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has since been amended and the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  The plan administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements.  The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which is generally the three prior years.

                                                                                                                                                                                  Quaker Chemical Corporation                                                                                                                                                                    Schedule I
Retirement Savings Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2012

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790, PN 112

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value (a)
	Columbia Small Cap Growth Fund, Inc.	Registered Investment Company	$2,432,158
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	10,146,566
*	Vanguard Balanced Index Fund Investor Shares	Registered Investment Company	2,370,555
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	2,654,373
*	Vanguard International Growth Fund Investor Shares	Registered Investment Company	2,874,111
*	Vanguard Prime Money Market Fund	Registered Investment Company	69
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	690,856
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	1,344,885
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	1,744,064
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,701,564
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	1,179,395
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	810,441
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	544,086
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	369,449
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	249,424
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	73,427
*	Vanguard Target Retirement Income	Registered Investment Company	1,055,279
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	6,059,927
*	Vanguard U.S. Growth Fund Investor Shares	Registered Investment Company	2,031,872
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	2,317,291
*	Vanguard Brokerage Option	Vanguard Brokerage Option	429,797
*	Vanguard Retirement Savings Trust	Common/Collective Trust	11,329,871
*	Quaker Chemical Corporation	Common Stock Fund	17,306,162
*	Participant Loans	(4.25% to 9.75%)	1,507,502
			$71,223,124

*       Party in Interest
(a)     Cost is not required for participant directed investments

See accompanying Report of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation Retirement Savings Plan
June 25, 2013	By:	/s/ Margaret M. Loebl
Vice President – Chief Financial Officer and Treasurer